# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FONAR Corp, CIK 0000355019
CUSIP: 344437108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 110 MARCUS DR, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 07/07/2025
Filed by CIK 0001949366
Persons authorized to receive notices and communications: Dennis C. O'Rourke, Esq., Moritt Hock & Hamroff LLP, 400 Garden City Plaza, Garden City, New York (NY), 11530, 516-873-2000

## Reporting persons
- Timothy Raymond Damadian (CIK 0001949366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 121,553; shared voting power 0; sole dispositive power 121,553; shared dispositive power 0; aggregate amount beneficially owned 121,553 (1.9% of the class)
- Luciano Benedetto Bonanni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 54,253; shared voting power 0; sole dispositive power 54,253; shared dispositive power 0; aggregate amount beneficially owned 54,253 (0.9% of the class)
- Ronald George Lehman II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,330; shared voting power 0; sole dispositive power 4,330; shared dispositive power 0; aggregate amount beneficially owned 4,330 (0.1% of the class)
- Richard Alan Feigenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Xavier Patrick Rodrigo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 37,196; shared voting power 0; sole dispositive power 37,196; shared dispositive power 0; aggregate amount beneficially owned 37,196 (0.6% of the class)
- Jevan Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 78,853; shared voting power 0; sole dispositive power 78,853; shared dispositive power 0; aggregate amount beneficially owned 78,853 (1.3% of the class)
- James Joseph Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,851; shared voting power 0; sole dispositive power 8,851; shared dispositive power 0; aggregate amount beneficially owned 8,851 (0.1% of the class)
- Kurt William Reimann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0.1% of the class)
- Janice Veroline: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,697; shared voting power 0; sole dispositive power 7,697; shared dispositive power 0; aggregate amount beneficially owned 7,697 (0.1% of the class)
- James Persoons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: FONAR Corp
Address of issuer's principal executive offices: 110 MARCUS DR, Melville, New York (NY), 11747
Comment: This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share ("Common Stock"), of FONAR Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 110 Marcus Drive, Melville, New York 11747.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of:
1. Timothy Raymond Damadian ("T. Damadian")
2. Luciano Benedetto Bonanni ("Bonanni")
3. Ronald George Lehman II ("Lehman")
4. Richard Alan Feigenbaum ("Feigenbaum")
5. Xavier Patrick Rodrigo ("Rodrigo")
6. Jevan Damadian ("J. Damadian")
7. James Joseph Flanagan ("Flanagan")
8. Kurt William Reimann ("Reimann")
9. Janice Veroline ("Veroline")
10. James Persoons ("Persoons")
The foregoing persons are hereinafter sometimes referred to collectively, as "Reporting Persons" and individually, as a "Reporting Person."
Residence or business address:
With respect to each of T. Damadian, Bonanni, Feigenbaum, Rodrigo, J. Damadian, Flanagan, Reimann, Veroline and Persoons, the address of such person's principal office and principal place of business is 110 Marcus Drive, Melville, New York 11747-4292.

With respect to Lehman, the address of his principal office and principal place of business is c/o Sandy Hill Inc., 64 Birch Hill Rd, Locust Valley, New York 11560.
Present principal occupation or employment:
T. Damadian, a natural person, is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

Bonanni, a natural person, is the Vice President, Chief Operating Officer and Acting Principal Financial Officer of the Issuer.

Lehman, a natural person and a private equity investor, is Managing Director and Head of Investment Banking at Bruderman Advisory Group, LLC and is a partner of, and employed by, Sandy Hill Inc. Lehman is a director of the Issuer.

Feigenbaum, a natural person, is the Chief Financial Officer of Health Diagnostics Management, LLC, d/b/a Health Management Company of America ("HMCA"). HMCA is a 70% owned subsidiary of Health Management Corporation of America, which, in turn, is a wholly-owned subsidiary of the Issuer.

Rodrigo, a natural person, is the Vice President of Operations of HMCA.

J. Damadian, a natural person, is the Director of Business Development of the Issuer.

Flanagan, a natural person, is the Vice President of Project Management of HMCA.

Reimann, a natural person, is the Managing Director of HMCA.

Veroline, a natural person, is the Vice President of Human Resources of HMCA.

Persoons, a natural person, is the Vice President of New York Operations of HMCA.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Each Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
More than 60 days prior to the date of this Schedule 13D, T. Damadian acquired, personally, an aggregate of 42,700 shares of Common Stock, utilizing his own personal funds. In 2022, a trust for the benefit of T. Damadian acquired 127,482 shares of Class C common stock (convertible into 42,494 shares of Common Stock) as an inheritance in connection with the death of such Reporting Person's father, Raymond V. Damadian, the founder, former Chairman of the Board of Directors, principal Executive officer, and principal financial officer of the Company. Also in 2022, a second trust for the benefit of T. Damadian acquired 36,359 shares of Common Stock also as an inheritance in connection with the death of Raymond V. Damadian. T. Damadian has sole dispositive and voting power of the shares in both of such trusts.

More than 60 days prior to the date of this Schedule 13D, Bonanni acquired, personally, an aggregate of 7,027 shares of Common Stock utilizing his own personal funds. Bonanni was granted a total of 47,226 shares of Common Stock under the Issuer's 2010 Stock Bonus Plan in his capacity as an employee of the Issuer.

Lehman was granted by the Issuer 4,330 shares of Common Stock more than 60 days prior to the date of this Schedule 13D as part of his compensation package for being a member of the Bord of Directors of Issuer. No consideration was paid.

Rodrigo acquired the shares of Common Stock covered by this Schedule 13D from the Issuer more than 60 days prior to the date of this Schedule 13D pursuant to a bonus share grant made under the Issuer's 2010 Stock Bonus Plan and related to his employment with the Issuer's subsidiary HMCA. No consideration was paid.

In 2022, a trust for the benefit of J. Damadian acquired 127,482 shares of Class C common stock (convertible into 42,494 shares of Common Stock) as an inheritance in connection with the death of such Reporting Person's father, Raymond V. Damadian, the founder, former Chairman of the Board of Directors, principal Executive officer, and principal financial officer of the Company. Also in 2022, a second trust for the benefit of J. Damadian acquired 36,359 shares of Common Stock also as an inheritance in connection with the death of Raymond V. Damadian. J. Damadian has sole dispositive and voting power of the shares in both of such trusts.

Flanagan purchased 2,000 shares of Common Stock using personal funds for an aggregate purchase price of approximately $30,000 more than 60 days prior to the date of this Schedule 13D and was issued by the Issuer 6,851 shares of Common Stock more than 60 days prior to the date of this Schedule 13D pursuant to a bonus share grant made under the Issuer's 2010 Stock Bonus Plan and related to his employment with the Issuer's subsidiary HMCA. Kurt William Reimann purchased 2,000 shares of Common Stock more than 60 days prior to the date of this Schedule 13D using personal funds in the amount of $27,621.05.

Veroline acquired the shares of Common Stock covered by this Schedule 13D from the Issuer more than 60 days prior to the date of this Schedule 13D pursuant to a bonus share grant made under the Issuer's 2010 Stock Bonus Plan and related to her employment with the Issuer's subsidiary HMCA. No consideration was paid.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D to report a change in their intentions with respect to the ownership of the securities covered by this Schedule 13D. On July 7, 2025, the Reporting Persons formed a group intention to request that the Board of Directors of the Issuer enter into discussions with the Reporting Persons to negotiate the terms of a "going private transaction" whereby the Reporting Persons would acquire, through a newly formed entity, the securities of the Issuer not currently owned by them. The Reporting Persons delivered a letter to the Issuer's Board of Directors on July 7, 2025 (the "Letter") setting forth the terms of their non-binding proposal. A copy of the Letter is attached hereto as Exhibit 2 to this Schedule 13D and is incorporated herein by reference thereto. The Reporting Persons have engaged, and intend to continue to engage, in communications with one or more officers, directors, and/or representatives or agents of the Issuer and/or other persons, and may, in the future, also engage in communications with one or more shareholders of the Issuer and other relevant parties, regarding the Issuer and the going private transaction.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, at any time, change or reconsider their position and/or their purpose with regard to any or all of the foregoing. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions which may be taken by the Board of Directors of the Issuer, price levels of the Issuer's Common Stock, conditions in the securities market, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of, or any hedging or similar transactions with respect to, the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4.

There can be no assurance that the Reporting Persons will pursue any going private transaction or other transaction as described above and whether any such transaction will be consummated at all. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, which such cover pages are incorporated herein by reference.
As of May 2, 2025, there were 6,203,465 shares of Common Stock issued and outstanding according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 15, 2025. T. Damadian and Bonanni, as executive officers of the Issuer, do not believe there have been any change in such number of issued and outstanding shares of Common Stock.
As of the filing date of this Schedule 13D, T. Damadian is deemed to beneficially own 121,553 shares of Common Stock, including 42,494 shares of Common Stock into which 127,482 shares of Class C common stock held by T. Damadian or trusts in which he is trustee with dispositive and voting power over assets in such trusts are currently convertible. Accordingly, T. Damadian's the beneficial owner of approximately 1.9% of the shares of Common Stock currently issued and outstanding.
As of the filing date of this Schedule 13D, J. Damadian is deemed to beneficially own 78,853 shares of Common Stock, including 42,494 shares of Common Stock into which 127,482 shares of Class C common stock held by J. Damadian or trusts in which he is trustee with dispositive and voting power over assets in such trusts are currently convertible. Accordingly, J. Damadian's the beneficial owner of approximately 1.3% of the shares of Common Stock currently issued and outstanding.
The securities of Issuer deemed to be beneficially owned by T. Damadian and J. Damadian include shares of Common Stock which may be obtained upon conversion at any time of Series C Preferred Shares which are convertible into shares of Common Stock at the conversion rate of one share of Common Stock for each three shares of Series C Preferred Stock.
The shares of Series C Preferred Stock are entitled to 25 votes per share voting together with the Common Stock as a single class.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition, which such cover pages are incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in Common Stock during the past 60 days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the Joint Filing Agreement, dated as of July 11, 2025, attached as Exhibit 1 to this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of July 11, 2025.
Exhibit 2 - Proposal Letter to the Board of Directors of Issuer dated July 7, 2025.

## Signatures
- Timothy Raymond Damadian: /s/ Timothy Raymond Damadian, Timothy Raymond Damadian (07/11/2025)
- Luciano Benedetto Bonanni: /s/ Luciano Benedetto Bonanni, Luciano Benedetto Bonanni (07/11/2025)
- Ronald George Lehman II: /s/ Ronald George Lehman II, Ronald George Lehman II (07/11/2025)
- Richard Alan Feigenbaum: /s/ Richard Alan Feigenbaum, Richard Alan Feigenbaum (07/11/2025)
- Xavier Patrick Rodrigo: /s/ Xavier Patrick Rodrigo, Xavier Patrick Rodrigo (07/11/2025)
- Jevan Damadian: /s/ Jevan Damadian, Jevan Damadian (07/11/2025)
- James Joseph Flanagan: /s/ James Joseph Flanagan, James Joseph Flanagan (07/11/2025)
- Kurt William Reimann: /s/ Kurt William Reimann, Kurt William Reimann (07/11/2025)
- Janice Veroline: /s/ Janice Veroline, Janice Veroline (07/11/2025)
- James Persoons: /s/ James Persoons, James Persoons (07/11/2025)